RUBICON MINERALS CORPORATION
(the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations and relates to the results of voting at the Annual General Meeting of shareholders of the Company held on Wednesday, June 27, 2012 (the “AGM Meeting”).

Resolution Number	Description of Matter	Outcome of Vote
1.
Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorized the directors to fix their remuneration.

Resolution approved on a show of hands

If a ballot vote had been taken, based upon proxy votes by shareholders received by the Company, the voting results for the Appointment of Auditors would have been as follows:

Votes For	%Votes For	Votes Withheld	% Votes Withheld
192,251,343	98.52%	2,882,637	1.48%

Resolution Number	Description of Matter	Outcome of Vote
2.	Number of Directors On a show of hands, the Chairman declared that the shareholders determine the number of directors at seven.	Resolution approved on a show of hands

If a ballot vote had been taken, based upon proxy votes by shareholders received by the Company, the voting results for the Number of Directors would have been as follows:

Votes For	%Votes For	Votes Against	% Votes Against
187,416,833	96.17%	7,468,218	3.83%

Resolution Number	Description of Matter	Outcome of Vote
3.
Election of Directors

The following seven nominees set forth in the Company’s Management Proxy Circular (the “Circular”) dated
May 25, 2012 were elected as directors of the Company
for the ensuing year by a majority vote.

Christopher J. Bradbrook
Bruce A. Thomas, Q.C.
David R. Reid
Julian Kemp
Michael D. Winship
David W. Adamson
Michael Lalonde

All nominees proposed by Management were elected for the ensuing year on a show of hands

If a ballot vote had been taken, based upon proxy votes by shareholders received by the Company, the voting results for the Election of Directors would have been as follows:

Nominee	Votes For	%Votes For	Votes Withheld	% Votes Withheld
Christopher J. Bradbrook	142,295,892	98.54%	2,114,178	1.46%
Bruce A. Thomas, Q.C.	142,804,851	98.89%	1,605,219	1.11%
David R. Reid	106,027,944	73.42%	38,382,126	26.58%
Julian Kemp	141,857,621	98.23%	2,552,449	1.77%
Michael D. Winship	141,985,075	98.32%	2,424,995	1.68%
David W. Adamson	133,944,589	92.75%	10,465,481	7.25%
Michael Lalonde	135,753,709	94.01%	8,656,361	5.99%

DATED this 28th day of June, 2012

RUBICON MINERALS CORPORATION
Per:

“Glenn Kumoi”

Glenn Kumoi
Vice President General Counsel & Corporate Secretary